Management’s Discussion and Analysis of Financial Condition and Results of Operations

August 13, 2004

Management's discussion and analysis of TransAKT's financial position and the results of its operations for the quarter ended June 30, 2004 should be read in conjunction with the Company’s audited financial statements dated December 31, 2003.

The management discussion and analysis has been prepared with reference to the Financial Statements and Notes, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).

Special Note Regarding Forward Looking Information

Certain statements in the MD&A, other than statements of historical fact, may include forward-looking information that involves various risks and uncertainties. These can include, without limitation, statements based on current expectations involving a number of risks and uncertainties related to all aspects of the mobile solutions industry and the global economy. These risks and uncertainties include, but are not restricted to, continued increased demand for the Company’s products, the Company’s ability to maintain its technological leadership in the field of mobile payments, the Company’s ability to attract and retain key employees, the enforceability of the Company’s patents, the Company’s ability to raise capital on acceptable terms when needed, the availability of key components, and potential changes in currency exchange rates. These uncertainties may cause actual results to differ from information contained herein. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These forward-looking statements are based on the estimates and opinions of Management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or Management’s estimates or opinions change.

Overview

During the quarter the Company continued its sales efforts and was highly focused on fundraising activities.

Financial Highlights

Revenues

Revenues for the quarter ended June 30, 2004 increased by $1,309 to $69,731 compared to $68,422 for the same period in the previous year. The slight increase in revenue was on par with the previous year due to promotional pricing offered as described below.

Product gross margin was 30% for the quarter which was lower than the 44% of the previous year.  The reduction in gross margin was due to the promotional pricing offered by the Company to increase awareness of its products.  A demonstration unit program was launched for sales agents whereby the product was sold to them at a significantly reduced price for trial purposes.  The Company anticipates that future sales will increase as a result of these efforts.

Cash flow management

Cash flow from operations for the quarter ended June 30, 2004, including changes in non-cash working capital was $(268,946).  This was an improvement of $157,985 compared to $(426,931) in the same period in 2003.  The improvement was a result of the decrease in accounts receivable, the reduction of inventory purchases and increase in accounts payable.

Cash flow from financing for the quarter was $1,340,215 compared to $532,542 in the previous year.  The increase was primarily due to proceeds received from the Company’s announced private placement which closed in June 2004.

Cash flow from investing for the quarter ended June 30, 2004 was $(671,048) versus $(11,583) in same period in  2003. The difference was due to funds advanced to IP Mental Inc.

Cash on June 30, 2004 was $427,924 compared with cash of $27,703 on December 31, 2003, an increase of $400,221. The increase was due to the previously mentioned private placement closed during the quarter.  Until such time as the sales of the Company’s products are able to sustain operation, the Company will rely on future financing in order to fund ongoing sales and marketing activities.

Net loss

Net loss for the quarter was $(412,330), compared with $(316,239) for the period ended June 30, 2003.

Results of Operations

Revenue

-  Please refer to the Financial Highlights section.

Significantly all of the Company’s sales took place in the United States.

Product gross margin

- Please refer to the Financial Highlights section.

Operating loss

The Company’s operating loss for the quarter ended June 30, 2004 was $(412,469), compared with an operating loss of $(316,304) for the same period in fiscal year 2003, an increase in loss of $(96,165). This increase in loss was largely due to an increase in office costs of $37,940, an increase in travel $26,704, an increase in professional fees of $27,539, and in increase in management and consulting of $20,770 offset by a decrease in research and development of $33,423.  The expenses were all higher as a result of costs associated with the purchase of IP Mental Inc.’s assets.

The increase in operating expense of $87,416 for the quarter ended June 30, 2004 when compared with the same period in 2003 was made up of the following items:

·  Management and consulting fees were $155,200 in 2004 versus $134,430 in 2003.  The increase was due to fees to additional consultants as the company expands operations.

·  Depreciation and amortization for the quarter was $61,101 versus $61,807 in 2003.  The difference was not material.

·  Research and development costs reduced from $48,487 for the quarter ended June 30, 2003 to $15,064 in 2004 as a result of the completion of development of the Company’s first product line.

. For the quarter ended June 30, 2004 costs were comparable to that those experienced in the same period in 2003.

Interest and bank charges for the quarter increased to $12,579 from $3,400 in the same period in 2003 due to accrued interest on the Company’s inventory loan.

Professional fees saw an increase to $33,682 for the quarter versus $6,143 in 2003 as a result of the costs associated with the filing of the Company’s United States registration statement and the purchase of IP Mental Inc’s assets.. Travel expenses of $35,540 compared to $8,836 in 2003 due to the travel required for the purchase of IP Mental Inc’s assets in Taiwan.

Net loss

The Company’s net loss for the quarter ended June 30, 2004 was $(412,330), compared with $(316,239) for the same period in 2003, an increased loss of  $(96,091). The net loss for the quarter resulted largely from an operating loss of $(412,469) previously described.

Liquidity and Capital Resources

The Company’s cash on June 30, 2004 was $427,924 compared with cash of $27,703 on December 31, 2003, a change of $400,221.  Cash flow from operations for the quarter ended June 30, 2004 was $(268,946), and financing and investing activities increased cash flow in the quarter by $669,167. Of this amount, $(671,048) cash flow from investments was offset by $1,340,215 cash flow from financing. The Company’s June 30, 2004 cash balance is not adequate enough to sustain the Company’s expected growth in existing operations. Ongoing improvements in revenue, gross margin and working capital are expected to generate positive cash flow from operations in future quarters.

The Company had no long-term debt on June 30, 2004.

The Company’s working capital on June 30, 2004 was $223,185 compared with working capital of $(79,673) on December 31, 2003, an increase of $302,858. During the quarter, current assets increased by $451,736, from $420,852 on December 31, 2003 to $872,588 on June 30, 2004 due to an increase in cash on hand of  $400,221, a decrease in accounts receivable of  $17,654, an increase in inventory of $68,364, and an increase in prepaid expenses of $805.

Current liabilities increased by $148,878 from $500,525 on December 31, 2003 to $649,403 on June 30, 2004 due to the increase in accounts payable of $133,798 and the increase in short term debt of $15,080.

Cash Flow from Operations

During the quarter ended June 30, 2004 the Company used cash in operations in the amount of $(268,946), compared with $(426,931) for 2003, a change of $157,985.

The improvement in cash flow from operations compared to 2003 of $157,985 was mainly due to a the increase in accounts payable of $133,798.

Financing Activities

During the quarter Company had cash flow from financing activities in the amount of $1,340,215 compared to $532,542 in 2003.  The increase was a result of the Company’s private placement that closed in June 2004.

Investing Activities

During quarter ended June 30, 2004 the Company used cash from investing activities in the amount of $(671,048), which is $(659,465) less than the $(11,583) reported for the same period in 2003.  This was a result of the funds advanced to IP Mental Inc.

Impact of Inflation

Inflation is not considered to be a major factor affecting continuing operations, as the inflation rate remains low.

Foreign Currency

The Company’s revenue and cost of product sales are primarily earned and spent in United States dollars. Operating expenses are primarily denominated in Canadian dollars. Consequently, significant movements in exchange rates may have a significant impact on financial results.

Risks and Uncertainties

In addition to risks described elsewhere in this report, the Company is subject to each of, and the cumulative effect of all of, the following risk factors. The Company has risk management practices in place designed to offset these risk factors to the greatest extent possible. Risk factors include:

·  Competition in the industry and competition;

·

Technological change, new products and standards and dependence on proprietary technologies;

·  Risk of third party claims for patent infringement;

· Risk of inability to protect the Company’s intellectual property against unauthorized or infringing uses;

·  Risk of inability to effectively manage future growth and expansion;

·  Dependence on key personnel, products and customers;

·  Variances in the industry growth rate;

·  Dependence on continuing demand for the Company’s products;

·  Finite financial resources and the potential need for future financing;

·  Dependence on third party manufacturers, suppliers and licensees;

·  Potential fluctuations in quarterly results;

·  Lengthy and variable sales cycles;

·  Risks related to acquisitions;

·  Reliance on international sales;

·  Product liability issues;

·  Changes in the regulatory environment; and

·  Changes in currency exchange rates.